Exhibit 99.1

Browning West Reacts to the Gildan Activewear Board’s Attempt to Simultaneously Delay and Cancel a Validly Requisitioned Special Meeting

Notes the Board’s May 28th Meeting Date is Nearly Five Months from the Date of Browning West’s Requisition

Questions the Board’s Contradictory Decision to Pursue Irrelevant and Wasteful Litigation to Cancel the Special Meeting, While Claiming the Board Agrees With Feedback from a Critical Mass of Shareholders That a Speedy Resolution is in the Company’s Best Interest

Warns the Board’s Apparent Desperation and Refusal to Convene a Timely Meeting Increase the Risk of Permanent Damage to the Company

LOS ANGELES--(BUSINESS WIRE)--Browning West, LP (together with its affiliates, “Browning West” or “we”), which is a long-term shareholder of Gildan Activewear Inc. (NYSE: GIL) (TSX: GIL) (“Gildan” or the “Company”) and beneficially owns approximately 5.0% of the Company’s outstanding shares, today responded to the Company’s announcement that its Board of Directors (the “Board”) has “called” a so-called annual and special meeting of shareholders (the “Meeting”) to be held on May 28, 2024, while also seeking to cancel the special meeting of shareholders (the “Special Meeting”). This follows Browning West submitting a valid requisition for the Special Meeting and requesting the Board set a date in March 2024.

As a reminder, Browning West is seeking to reconstitute Gildan’s Board and replace the following directors with ethical and qualified candidates: Donald Berg, Maryse Bertrand, Marc Caira, Shirley Cunningham, Charles Herington, Luc Jobin, Craig Leavitt, and Chris Shackelton.

Usman S. Nabi and Peter M. Lee of Browning West commented:

“Through its actions, including refusing to set a timely date for the Meeting, the Board is once again demonstrating a complete disregard for sound corporate governance and a total lack of respect for the will of shareholders. It appears the Board has learned nothing from its recent string of ill-conceived decisions and publicity stunts, which seem to have only succeeded in alienating shareholders. Indeed, it is as if the Board is oblivious to the fact that holders of approximately 35% of Gildan’s outstanding shares publicly support our campaign and efforts to expeditiously reinstate Glenn Chamandy as Chief Executive Officer. It is clear to us – and presumably to all other Gildan shareholders – that setting a Meeting date nearly five months after receiving a valid requisition for a Special Meeting is a transparent attempt to buy time for a seemingly unqualified Chief Executive Officer with a record of value destruction and an entrenched Board.

With respect to Gildan’s comments regarding Browning West’s requisition and the Company’s planned court application, we are severely disappointed by the Board’s continued attempts to distract shareholders by focusing on a U.S. regulatory question that is entirely irrelevant to our valid requisition under Canadian law. The Board has acknowledged in its own press release that it agrees with the view of a critical mass of shareholders that a speedy resolution of the current situation is in the Company’s best interest, which is precisely what a more urgently called Special Meeting would provide. Why then is the Board choosing to waste shareholder resources on a legal action that does not change the reality that Browning West – and more significantly, ~35% of Gildan’s outstanding shares – clearly support holding a Special Meeting? The Board is also fully aware that Browning West can easily pivot from a Special Meeting and pursue the exact same Board reconstitution through a regular proxy process. The only logical explanation for why the Board is pursuing a legal challenge is that it is being led astray by its high-priced legal advisors, who are economically incentivized to recommend scorched-earth tactics. Any legal action at this point only further impugns the Board’s credibility and will serve as another justification for replacing a majority of the sitting directors. Browning West is considering all of its rights.

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The Board should recognize Gildan’s stakeholders have been suffering through a vacuum of credible leadership for almost two months, and each day of delay risks permanent damage to the Company. We urge the Board to reconsider its self-serving decision and hold our requisitioned Special Meeting without unjustifiable delay.”

No Solicitation

This press release is for informational purposes only and is not a solicitation of proxies. If Browning West determines to solicit proxies in respect of any meeting of shareholders of the Company, any such solicitation will be undertaken by way of an information circular or as otherwise permitted by applicable Canadian corporate and securities laws.

Disclaimer for Forward-Looking Information

Certain information in this news release may constitute “forward-looking information” within the meaning of applicable securities legislation. Forward-looking statements and information generally can be identified by the use of forward-looking terminology such as “outlook,” “objective,” “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “plans,” “continue,” or similar expressions suggesting future outcomes or events. Forward-looking information in this news release may include, but is not limited to, statements of Browning West regarding (i) how Browning West intends to exercise its legal rights as a shareholder of the Company, and (ii) its plans to make changes at the Board and management of the Company.

Although Browning West believes that the expectations reflected in any such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation, the risks that (i) the Company may use tactics to thwart the rights of Browning West as a shareholder and (ii) the actions being proposed and the changes being demanded by Browning West, may not take place for any reason whatsoever. Except as required by law, Browning West does not intend to update these forward-looking statements.

Advisors

Olshan Frome Wolosky LLP is serving as legal counsel, Goodmans LLP is serving as Canadian legal counsel, and Longacre Square Partners is serving as strategic advisor to Browning West. Carson Proxy is serving as proxy advisor.

About Browning West, LP

Browning West is an independent investment partnership based in Los Angeles, California. The partnership employs a concentrated, long-term, and fundamental approach to investing and focuses primarily on investments in North America and Western Europe.

Browning West seeks to identify and invest in a limited number of high-quality businesses and to hold these investments for multiple years. Backed by a select group of leading foundations, family offices, and university endowments, Browning West’s unique capital base allows it to focus on long-term value creation at its portfolio companies.

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Contacts

Browning West

info@browningwest.com

310-984-7600

Longacre Square Partners

Charlotte Kiaie / Scott Deveau, 646-386-0091

browningwest@longacresquare.com

Carson Proxy

Christine Carson, 416-804-0825

christine@carsonproxy.com

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